UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Wind Craft Aviation Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 4, 2017

Physical address of issuer
730 Lincoln Lake Ave. SE, Bldg. 3, Lowell, Michigan 49331

Website of issuer
www.windcraftaviation.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary a fee consisting of five percent (5%) commission based on the amount raised in the Offering and paid upon disbursement of funds from escrow after the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000
Affiliates of the issuer may invest in the offering and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Affiliates of the issuer may invest in the offering, and their investment would be counted toward achieving the target amount.

Oversubscriptions accepted:
 Yes

☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
December 7, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$12,589.05	$5.00
Cash & Cash Equivalents	$1,626.07	$5.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$14,034.35	$0.00
Long-term Debt	$62,423.90	$0.00
Revenue	$275.85	$1,000.00
Cost of Goods Sold	$11,344,64	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(58,934.09)	$583.63

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia,

Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

September 8, 2020

FORM C/A

Up to $250,000.00

Wind Craft Aviation Inc.



Explanatory Note

Wind Craft Aviation, Inc. (the "Company") is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on August 3, 2020. This amendment is filed to add the Company's financial statements for full-year 2019 and 2018, attached hereto as (Exhibit A), to provide information concerning the Company's ability to conduct multiple closes, and to extend the offering deadline.

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Wind Craft Aviation Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$250,000.00	$12,500.00	$237,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The issuer will owe five percent (5%) of the amount raised in the Offering to the intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.windcrafaviation.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is September 8, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH

INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.windcrafaviation.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Wind Craft Aviation Inc. (the "Company") was founded in November 2017 by Alexander Taylor. The Company was organized as a limited liability company in the State of Michigan on December 4, 2017 and converted to a Delaware Corporation on September 3, 2019.

The Company is located at 730 Lincoln Lake Ave. SE, Bldg. 3, Lowell, Michigan 49331.

The Company's website is www.windcraftaviation.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Wind Craft Aviation develops aviation technology, including an Electric Vehicle Take-Off and Landing aircraft and its technological sub-components, which it anticipates consisting of an avionics package and a hydrogen fuel cell. The company expects to provide its aircraft and technological sub-components to various customers on a contracted service or for purchase basis. Through partnership agreements, its own research and development efforts, and other support in the form of grants and in-kind donations, Wind Craft Aviation is attempting to build an affordable and efficient aircraft that can compete with incumbent competitors offering similar solutions to cargo and human transport.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Note being offered	$50,000 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Note	$250,000 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$250,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	December 7, 2020
Use of proceeds	See the description of the use of proceeds on page 31 hereof.
Voting Rights	See the description of the voting rights on page 45 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company was originally formed as a Michigan limited liability company on December 4, 2017 and then converted to a Delaware corporation on September 3, 2019. The Company has been in operation for approximately two (2) years, in a critical stage of its operations, and is still an "emerging company" in all respects, subject to all of the risks inherent to the establishment of a new business enterprise, including the absence of a profitable operating history. The likelihood of success of the Company must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of a new business and the competitive environment in which the Company will operate. There can be no assurance that the future revenues of the Company will be sufficient to establish the Company as a going concern or that the Company will become profitable in the future.

Our business plan, operations and financial projections are subject to uncertainty.
The Company's ability to adhere to the Business Plan will depend upon a variety of factors, many of which are beyond the Company's control. Likewise, the Company's executive

management team is not bound to follow the Business Plan, and may elect to adopt other strategies and courses of action based upon changes in circumstances and/or market conditions. The financial projections set forth in the Business Plan are based upon subjective estimates of future operating results which the Company's management believes the Company may be able to achieve. Such financial projections merely represent an illustration of financial results which the executive management team believes could be achieved based upon their assumptions which may or may not occur, and many of which are beyond the Company's control. No assurances or representations can be given or, indeed, should be assumed by any investor, that the actual results of the Company's operations will conform in any material manner to the financial projections set forth in the Business Plan for any or all of the indicated years. Neither the Company nor the Board or the executive management team can or will individually warrant or guarantee the existence of any fact, assumption or projection set forth in the Business Plan.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our product and service is highly competitive.
We face competition with respect to the products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved aviation technology and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such

adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We generate sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and personally identifiable information of our employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by implementing various internal controls. The expenses associated with protecting our information/ these steps could reduce our operating margins.

On 6/1/20 our computer network suffered an unauthorized intrusion in which the business's information was accessed for a very short time, however, the intrusion resulted in no acquisition of information.
Although this breach did not have a material adverse effect, this may not continue to be the case going forward. Following the attack, we have taken additional steps designed to improve the security of our networks and computer systems. Despite these defensive measures, there can be no assurance that we are adequately protecting our information or that we will not experience future violations.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Allen Heneveld, Alexander Taylor, Luke Wilson, and Dr. John J. Rusek. The Company has or intends to enter into employment agreements with Allen Heneveld, Alexander Taylor, Luke Wilson, and Dr. John J. Rusek although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Allen Heneveld, Alexander Taylor, Luke Wilson, and Dr. John J. Rusek or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

The Company's success depends on its ability to obtain and effectively protect its intellectual property.
Our intellectual property and proprietary rights are important to our ability to remain competitive and successful in the development of our products and our business. The Company's success will depend, in large part, on its ability in the future to obtain (1) patent protection for its patentable intellectual property and otherwise protect trade secrets, intellectual property rights and other proprietary information; and (2) obtain trademark registrations in connection with the development of the Wind Craft Aviation brand. Protecting and enforcing the Company's intellectual property and other proprietary rights may be expensive, and there is no assurance that such protection and enforcement will be successful. If the Company is unable for any reason to

adequately protect its intellectual property and other proprietary rights, competitors may manufacture and market products similar to the Wind Craft Aviation system. The Company has taken appropriate steps to protect its IP. The Company intends to continue to protect its IP by filing multiple patent applications and trademark applications in an effort to obtain patent protection and trademark registrations, respectively, and by entering into restrictive agreements with suppliers, employees, contractors and consultants. It is possible that the Company's rights to the intellectual property will be infringed or misappropriated and/or that such agreements will be breached and the Company will not have adequate remedies to prohibit such breaches or provide monetary relief for losses incurred as a result of such breaches. The Company has no reason to believe that the execution of the Business Plan does or would infringe upon the intellectual property rights of third parties. However, the Company is not certain that its trade secrets, trademarks, and other intellectual property rights will not infringe and no formal infringement analysis has been conducted. Any such infringement could result in liability to the Company and restrictions or prohibitions regarding the marketing of the Wind Craft Aviation system which could have a material adverse effect on the Company's business and results of operations. Any such assertion may result in litigation or may require us to obtain a license for the intellectual property rights of third parties. If we are required to obtain licenses to use any third party technology, we would have to pay royalties, which may significantly reduce any profit on our products. In addition, any such litigation could be expensive and disruptive to our ability to generate revenue or enter into new market opportunities. If any of our products were found to infringe other parties' proprietary rights and we are unable to come to terms regarding a license with such parties, we may be forced to modify our products to make them non-infringing or to cease production of such products altogether.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not

effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Our business is subject to FAA regulations.
The Wind Craft Aviation system is subject to regulations of the Federal Aviation Administration (the "FAA") and may require various approvals from the FAA in connection with the trials and subsequent development, production, marketing and sales and otherwise be required to continue to comply with applicable federal and state regulatory requirements and standards. The Company may be forced to withdraw the Wind Craft Aviation system from the market if regulatory concerns arise with respect to its use or if the Wind Craft Aviation system or such use otherwise fails to comply with such applicable regulatory requirements and standards. As of the date hereof, the FAA has not passed any regulations to allow the operation of unmanned aerial systems weighing more than 55 lbs. in the U.S. for commercial usage and profit without a certification under Section 333 of the FAA Modernization and Reform Act of 2012. This could affect sales and revenue if our customers cannot obtain permission under a Section 333 exemption to operate any unmanned aerial vehicles weighing more than 55 lbs. for their business practice. If the consumers are unable to obtain a Section 333 exemption from the FAA or withstand the application process, this may negatively affect commercial usage of the Wind Craft Aviation system, which will adversely disrupt our operations and overall sales. Furthermore, FAA Part 107 regulations governing the commercial operations of drones weighing less than 55 lbs. significantly limit the uses of small drones (e.g., no flights beyond line of sight). These limitations may not be relaxed over time, they may in fact become more restrictive, and they may adversely affect the overall size of the market for our products.

Our business is also subject to various other governmental regulations.
If we do not receive the governmental approvals necessary for the sales or export of our products, or if our products are not compliant in other countries, our sales may be negatively impacted. Similarly, if our suppliers do not receive government approvals necessary to export their products or designs to us, our revenues may be negatively impacted and we may fail to implement our growth strategy. A license may be required in the future to initiate marketing activities. We may also be required to obtain a specific export license for any hardware exported. We may not be able to receive all the required permits and licenses for which we may apply in the future. If we do not receive the required permits for which we apply, our revenues may be negatively impacted. In addition, if government approvals required under these laws and regulations are not obtained, or if authorizations previously granted are not renewed, our ability to export our products could be negatively impacted, which may have a negative impact on our revenues and a potential material negative impact on our financial results.

We may be subject to litigation despite compliance with regulations and industry standards.
We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our products comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.
Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third

parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make the necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We may be subject to litigation despite compliance with regulations and industry standards.
We spend substantial resources ensuring that we comply with governmental safety regulations, mobile and stationary source emissions regulations, and other standards. Compliance with

governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. In certain circumstances, courts may permit tort claims even where our vehicles comply with federal and/or other applicable law. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

Manufacturers are required to remedy defects related to safety and to emissions through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with an applicable regulatory standard.

In addition, if we determine that a safety or emissions defect or non-compliance exists with respect to certain of our products prior to the start of production, the launch of such product could be delayed until we remedy the defect or non-compliance.

We are dependent on a number of patents and other intellectual property rights, including licenses that are critical to our respective businesses and competitive positions.

Notwithstanding our intellectual property portfolio, our competitors may develop similar or superior proprietary technologies. Further, as we expand into regions where the protection of intellectual property rights is less robust, the risk of others replicating our proprietary technologies increases, which could result in a deterioration of our competitive position. We may assert claims against third parties who are taking actions that we believe are infringing on our intellectual property rights or may have such claims asserted against us. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us. If any such claim were to result in an adverse outcome, we may have to develop or license non-infringing products; pay damages to third parties, or cease the manufacture, use or sale of the infringing products. Any of the foregoing results could have a material adverse effect on our business, financial condition, results of operations or our competitive position.

We may be subject to indemnity claims for third-party infringement.

Many of our supply agreements require us to indemnify our customers and distributors from third-party infringement claims, and require that we defend those claims and might require that we pay damages in the case of adverse rulings. Claims are costly to prosecute, defend or settle and divert the efforts and attention of our management and employees. Claims of this sort also could harm our relationships with our customers and might deter future customers from doing business with us.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for aviation products and may also result in increased safety and security costs for us and the commercial aviation industry generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the aviation industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the commercial aviation industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other commercial aviation industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

International conflicts such as war, terrorist attacks and political uprisings could negatively affect both demand for our services and our cost of doing business.

International conflicts such as the war in the Middle East, political turmoil in the Middle and Far East and the possibility of future terrorist attacks cause significant uncertainty with respect to U.S. and other business and financial markets and may adversely affect our business. These international conflicts also affect the price of oil, which has a significant impact on the financial health of our commercial customers. Although our Autonomous aviation business may experience greater demand for its products as a result of increased government defense spending, factors arising (directly or indirectly) from international conflicts or terrorism which may adversely affect our commercial business include reduced aircraft build rates, upgrades, maintenance and spending on discretionary products, as well as increases in the cost of property and aviation products insurance and increased restrictions placed on our insurance policies.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Energy costs, such as the price of oil and refined products, are an important operating expense for users of our products. The cost of energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. Price increases and general volatility could adversely affect our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Many of our customers may not commit to long-term production schedules, which would make it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Our customers may not commit to firm production schedules. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we may rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales may make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we may order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Our business has been impacted by the COVID-19 pandemic.
The COVID-19 pandemic and the mitigation efforts by governments to attempt to control its spread, including the closure of non-essential businesses and shelter in place orders, have resulted in an unprecedented reduction in economic activity and significant dislocation on consumers, businesses, capital markets and the broader economy.

There are no comparable recent events to accurately predict the effect COVID-19 may have, and, as a result, its ultimate impact is highly uncertain and subject to change. We will continue to actively monitor the situation, assess possible implications to our business and take appropriate actions in an effort to mitigate the adverse consequences of COVID-19. However, there can be no assurances that the initiatives taken by the Company will be sufficient or successful.

Further, our compliance with measures to contain the spread of or otherwise related to COVID- has impacted our day-to-day operations and could disrupt our business and operations, as well as that of our key vendors and counterparties, for an indefinite period of time. The disruptions caused by COVID-19 may result in inefficiencies and delays in product development, marketing, operations and customer service efforts that we cannot fully mitigate. Further, employee attrition or unavailability (for health reasons or otherwise) may adversely impact our operations and ability to execute on company initiatives and strategy.

The extent to which COVID-19 will continue to negatively impact our business and results of operations will depend on future developments which are highly uncertain and cannot be accurately predicted, including the duration of the pandemic, actions taken to treat or control the spread of COVID-19, any re-emergence of COVID-19 or related diseases, and the intermediate and longer-term impact on consumers, businesses and the broader economy.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 90.89% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

You will not have a vote or influence on the management of the Company.

All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE

PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Wind Craft Aviation develops aviation technology, including an Electric Vehicle Take-Off and Landing (eVTOL) aircraft and its technological sub-components, which it anticipates consisting of an avionics package and a hydrogen fuel cell. The company expects to provide its aircraft and technological sub-components to various customers on a contracted service or for purchase basis. Through partnership agreements, its own research and development efforts, and other support in the form of grants and in-kind donations, Wind Craft Aviation is attempting to build an affordable and efficient aircraft that can compete with incumbent competitors offering similar solutions to cargo and human transport. The Company is pre-revenue and anticipates generating revenue according to its business plan, as follows.

Business Plan

Wind Craft Aviation's objective is to democratize aviation. In order to realize those aspirations, the Company aims to first demonstrate the capabilities of its technology through the prototype stage (with the proceeds of this offering), service early adopters in the pre-production stage, and expand the widespread use of its platform as it enters serial production of its aircraft. Critical to that progression will be "tangent" technologies the Company intends to commercialize to disrupt the existing aviation market, its ability to adapt into different regulatory environments, and a unique guerilla marketing campaign to normalize the use of electric aircraft in the eyes of the public. Eventually, the Company anticipates that its aircraft, tangent technologies, and associated services will generate revenue through contracted operations, lease, and sales.

WCA is currently pre-revenue; however, the Company expects to generate revenue by operating its aircraft under contract for aerial logistic firms and selling its aircraft and individual technologies, including its fuel cell, to independent users. The company also expects to lease its aircraft and individual technologies under a subscription-based model where appropriate. More specifically:

Business-to-Government (B2G): Operating under contract, selling, or leasing its aircraft and individual technologies to governmental bodies for military application or humanitarian efforts. In the U.S., prospective target branches include the Department of Defense and the U.S. Agency for International Development.

Business-to-Business (B2B): Operating under contract, selling, or leasing its aircraft and individual technologies to Non-Governmental Organizations (NGOs) and corporations for humanitarian aid application or delivery of cargo. NGOs typically provide humanitarian assistance to foreign regions where accessibility is often limited, providing a high use case for

WCA. Corporations also have a high use case for eVTOL technology, specifically in the supply chain and logistics industry.

Direct-to-Consumer (D2C): Selling its aircraft and individual technologies to individual consumers, providing that regulations permit private ownership of eVTOL technology. WCA will also offer a D2C subscription-based business model for retail customers.

History of the Business

The Company's Products and/or Services

The following products are still in the development phase and are currently not being distributed.

Product / Service	Description	Current Market
Sally Jean Experimental (SJX)	A vertical take-off and landing electric vehicle powered by a carbon-neutral, hydrogen-based fuel cell and accompanying technology, including an avionics package allowing for autonomous flight. It anticipates its hydrogen fuel cell will be a differentiating technology, which could offer greater energy density compared to traditional lithium-ion fuel cells.	Initially, we plan to operate SJX in underdeveloped nations, including Kenya and Papua New Guinea, throughout its beta testing phase. If regulations relax surrounding cargo and human transport in developed countries, Wind Craft Aviation expects to sell, lease, and contract the SJX and future iterations to potential customers within the Western Nations.
Synthetic Vision (Part of the Avionics Package)	Within the avionics package, we anticipate equipping the aircraft with a "synthetic vision", which synthetically generates terrain maps and simulates the terrain and horizon outside the aircraft. This feature would enable pilots to have obstacle avoidance and spatial orientation with zero visibility.	We plan to equip this product on the SJX and be used in associated markets. The company expects to also sell it as a stand-alone product to individual pilots.

	The company is developing EDF propulsion to be used in the SJX, which would offer take-off, hovering, cruising and landing capabilities for the aircraft.	Other fixed-wing electric aircrafts
Electric Ducted Fans (EDF) Propulsion		

Competition

The Company's primary competitors are Lillium, Joby Aviation, Zipline, Uber, Boeing, Volocopter, and Jetoptera.

Competitive Advantages

Energy Density: We believe energy is a limiting factor in our competition's aircraft. By foregoing lithium-ion batteries for our own high energy-density, renewable, molecular energy power system, we believe we will be able to use organic compounds to create a system with more energy than our competition. Hydrogen-based fuel cells may provide greater energy density than gasoline, which could provide an opportunity to make a meaningful market impact within the aviation industry.

Advanced Architecture: Using simulation technology and advanced design capabilities, Wind Craft Aviation is developing an aircraft architecture with the goal to reduce drag and structural weight, designed to increase efficiency and decrease costs associated with flying.

Simplicity: WCA is focusing on simplicity throughout the development phase and is not focused on developing complex heliport infrastructure, which some of its competitors are developing. By focusing on a simplistic aircraft design and manufacturing scale, WCA is aiming to affordably price its product and technological sub-components. We believe by focusing on simplicity it could open up market opportunities that expensive operations may not be able to serve. For example, WCA is focusing on penetrating underdeveloped markets, which may provide high margins for low-cost operators.

Customer Base

Wind Craft Aviation anticipates its target customers will include governments, NGOs, private corporations, and the general public through sales of our aviation technology.

Intellectual Property

Most of the Company's intellectual property is undisclosed and a work-in-progress. Because of the variable nature of research and development, the Company may do years of testing before finding an ideal solution. The company intentionally allocates capital towards research and development to find an ideal solution, rather than spending valuable capital on patents that may be irrelevant by the time the development process is over. The company protects its trade secrets within its own operations.

Governmental/Regulatory Approval and Compliance

Under Federal Aviation regulations, the Sally Jean Experimental aircraft falls under the "Experimental Exhibition" category. Once the aircraft is built, the FAA has a marginal effect on foreign operations, since sovereign permission will be required to operate and perform services in foreign countries. The regulations surrounding air travel are complex and always changing, yet we anticipate the demand for our services will motivate governments to fairly and effectively oversee our operations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 730 Lincoln Lake Ave. SE, Bldg. 3, Lowell, Michigan 49331.

The Company conducts business in Michigan.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review **Exhibit B** carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$12,500
Research and Development	40.00%	$20,000	64.00%	$160,000
Future Wages	34.00%	$17,000	24.00%	$60,000
General Working Capital	5.00%	$2,500	1.00%	$2,500
IP/ Legal Fee	16.00%	$8,000	6.00%	$15,000
Total	**100.00%**	**$50,000**	**100.00%**	**$250,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

L. Allen Heneveld

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO and In-House Counsel - 9/3/2019 - Responsible for the legal, financial, and organizational aspects of Wind Craft Aviation.

Chairman of the Board - 6/1/2020

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Member and Attorney, LAH Law Plc, January 2016 – Present: Provides business law services to respective clients. Allen advises start-ups and growing businesses on entity formation, sales agreements, employment agreements, permits, licensing, and leases, among other specialties.

CEO and Founder, GPS Executives, April 2012 – Present: Advises small business owners through the challenges for their stage of growth.

Allen holds a BA in Accounting and Economics from Hope College, an MBA from Duke University, and a JD from George Washington University.

Name

Alexander Taylor

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder - 11/7/2017 - Aircraft designer and engineer

CEO - 9/3/2019 - Commercializing energy and aviation technology

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Commercial UAV Engineer - 3/10/2017 - At 16, Alex developed and built heavy-lift commercial UAVs for aerial cinematography and aerial mapping.

Aircraft and Product Designer - 11/7/2017 – Responsible for designing, manufacturing, and ultimately testing the aircraft using computer-aided design (CAD), surfacing, simulation, and conceptional design techniques.

Certified U.S. Student Pilot and Remote Pilot from the FAA

Name

Dr. John J. Rusek

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 6/1/2020 – Present

Consultant/CTO, 3/17/2019-6/1/2020 - Worked to develop solutions for Wind Craft Aviation's aeronautical and energy system needs.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Owner and Research Director, Swift Enterprises, January 2001 – Present: Focuses on rocket propulsion and power generation through urea peroxide decomposition via heterogeneous and homogeneous catalysis. His research could provide WCA with a carbon neutral fuel cell that has more energy density and ultimately more power than traditional lithium ion batteries used in eVTOL vehicles.

John holds a BS and MS in Chemical Engineering and a Doctor of Philosophy in Chemical Engineering with a minor in Atomic Physics from Case Western Reserve University.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

L. Allen Heneveld

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO and In-House Counsel - 9/3/2019 - Responsible for the legal, financial, and organizational aspects of Wind Craft Aviation.

Chairman of the Board - 6/1/2020

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Member and Attorney, LAH Law Plc, January 2016 – Present: Provides business law and estate planning services to respective clients. Allen advises start-ups and growing businesses on entity formation, sales agreements, employment agreements, permits, licensing, and leases, among other specialties.

CEO and Founder, GPS Executives, April 2012 – Present: Advises small business owners through the challenges for their stage of growth.

Allen holds a BA in Accounting and Economics from Hope College, an MBA from Duke University, and a JD from George Washington University.

Name

Alexander Taylor

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder - 11/7/2017 - Aircraft designer and engineer

CEO - 9/3/2019 - Commercializing energy and aviation technology

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Commercial UAV Engineer - 3/10/2017 - At 16, Alex developed and built heavy-lift commercial UAVs for aerial cinematography and aerial mapping.

Aircraft and Product Designer - 11/7/2017 – Responsible for designing, manufacturing, and ultimately testing the aircraft using computer-aided design (CAD), surfacing, simulation, and conceptional design techniques.

Certified U.S. Student Pilot and Remote Pilot from the FAA

Name

Luke Wilson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Research and Development Engineer - 2/10/2020 - Conceptual design, solving impossible problems, building and testing proprietary systems.

CTO - 6/1/2020 - Hands-on technologist with a knack for systems engineering.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Technology Lead, Marceco Aviation, 4/2015- 8/2017 - Technology lead for aerial multi-spectral imaging project.

Avionics Instructor, 8/2017-5/2019 - Taught aviation maintenance and avionics

Mechanic Certification from the FAA

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in Michigan.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Gavin Vonk	Programmer/UI Developer	March 9, 2020	N/A
Levi Vande Kamp	Electrical Engineer	June 4, 2020	N/A
Luke Wilson	Chief Technological Officer	February 10, 2020.	N/A
Alex Taylor	CEO/Founder	July 1, 2020	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	10,000
Amount outstanding	4,975
Voting Rights	The common stock has voting rights
Anti-Dilution Rights	None

How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	N/A
Other	N/A

The Company has the following debt outstanding:

Type of security	Promissory Note
Amount outstanding	$8,000 principal amount
Interest rate	4.8%
Amortization Schedule	All principal and unpaid accrued interest due at maturity.
Describe any collateral or security	Note holders are assigned voting rights at the conversion of their note as stated in the bylaws for the holder of common shares in the Company.
Maturity date	January 2021
Other material terms	N/A

Type of debt	Convertible Note
Amount outstanding	$52,960 principal amount
Interest rate	10%
Amortization Schedule	August-December 2022
Describe any collateral or security	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Maturity date	August-December 2022

	The notes have an optional conversion provision at maturity of any accrued and unpaid principal and interest, in lieu of demanding payment, into an equity interest, determined by the value of the company at the time of conversion, subject to a valuation cap of $17,500,000.
Other material terms	

Type of security	Convertible Note
Amount outstanding	$15,250 principal amount
Interest rate	10%
Amortization schedule	All principal and unpaid accrued interest due at maturity.
Describe any collateral or security	N/A
Maturity date	June-July 2023
Other material terms	The convertible securities have an optional conversion provision, meaning the unpaid Principal Amount and its accrued and unpaid interest may be convertible, in whole or in part, into shares of Company's Common Stock at the Conversion Price Per Share commencing upon the earliest of the following dates: **(i)** the Maturity Date, **(ii)** the Sale of the Company (as defined in *Section 7*), or **(iii)** immediately prior to the closing of any Company equity financing or issuance of debt securities in a transaction or a series of related transactions resulting in aggregate proceeds of at least Five Million Dollars ($5,000,000.00). The conversion price per share is determined from a 35% discount.

Type of debt	Promissory Notes
Amount outstanding	$7,500 principal amount
Interest rate	5%
Amortization schedule	All principal and unpaid accrued interest due at maturity.
Describe any collateral or security	N/A
Maturity date	December 31, 2020
Other material terms	N/A

Type of debt	Accounts Payable
Names of creditors	L. Allen Heneveld
Amount outstanding	$45,441.10
Payment schedule	The Company entered into two agreements to pay for legal and business consulting from Allen Heneveld. For both agreements, the hourly rate is $300—One half is payable to Allen and one half is applied to the acquisition of WCA common stock. Payment for these services is deferred until sufficient funds are available without jeopardizing future short-term operations.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	The company does not intend to use the proceeds from this raise to pay the indebtedness of this payable.

What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption	Securities Offered	Amount Sold	Use of Proceeds
2019	4(a)(2)	Promissory Note	$8,000	General business purposes
2019	4(a)(2)	Convertible Note	$52,960	General business purposes

| 2020 | 4(a)(2) | Convertible Note | $15,250 | General business purposes |

Ownership

The majority of the Company is owned by the founder, Alex Taylor.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Alexander Taylor	90.89%

FINANCIAL INFORMATION

Operations

Wind Craft Aviation is a pre-revenue company whose primary expenses include research and development costs. The company does not anticipate generating revenue until late 2021 at the earliest.

The company aims to stay lean and "execute on the experimental" to manufacture a fully operational example with minimal overhead. If it can bring together all of its technologies into one operational unit, the Company believes it can demonstrate the potential of an electric aircraft. The company prioritizes organic growth and non-dilutive funding.

Liquidity and Capital Resources

This offering will have a large impact on the Company's business. In a lean and cash efficient way, the Company aims to convert research into an impactful product, actualizing something with potential. Most of the proceeds will be spent manufacturing parts, assembling the aircraft, and exhibitions to demonstrate the performance of our technology.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 250,000 of Crowd Note for up to $250,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 7, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company agrees to return all funds to investors in the event a Form C/A-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

The material terms of the Security are as follows:

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap
$15,000,000 ($15 million)

Discount
25.0%

Interest Rate
10.0%

Conversion of the Crowd Notes.

Upon the occurrence of a Qualified Equity Financing, the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"Qualified Equity Financing" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

"Conversion Shares" shall mean with respect to a conversion of the Crowd Notes, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"Shadow Series" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

i. **Shadow Series** shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

ii. **Shadow Series** shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"Conversion Price" with respect to a conversion pursuant to a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"Irrevocable Proxy" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"Major Investor" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.00.

"Outstanding Principal" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

44

"Corporate Transaction" shall mean:

a. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
b. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
c. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
d. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"Corporate Transaction Payment" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Note.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Property, Goods or Services

Related Person/Entity	Allen Heneveld
Relationship to the Company	CFO & Counsel
Total amount of money involved	$45,441.10
Benefits or compensation received by related person	Payment for services
Benefits or compensation received by Company	Legal and consulting services
Description of the transaction	The Company entered into two agreements to pay for legal and business consulting from Allen Heneveld. For both agreements, the hourly rate is $300—One half is payable to Allen and one half is applied to the acquisition of WCA common stock. Payment for these services is deferred until sufficient funds are available without jeopardizing future short-term operations. The company does not intend to use the proceeds from this raise to pay the indebtedness of this payable.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alexander J. Taylor
(Signature)

Alexander J. Taylor
(Name)

Founder/CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Alexander Taylor
(Signature)

Alexander Taylor
(Name)

Founder/CEO
(Title)

September 8, 2020
(Date)

I, Alex Taylor, being the founder of Leaping Harts, Inc.., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Alex Taylor
(Signature)

Alex Taylor
(Name)

Founder and CEO
(Title)

September 8, 2020
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E.   Pitch Deck

EXHIBIT A
Financial Statements

WINDCRAFT AVIATION LLC/INC
BALANCE SHEET
FY 2018 & 2019 (unaudited)

	2019	2018
Assets		
Current Assets		
Savings	1,626.07	5.00
Other Current Assets	642.98	-
Total Current Assets	2,269.05	5.00
Fixed Assets		
R&D Equipment	699.99	-
Production Equipment	798.00	-
Leadhold Improvements	8,439.34	-
Office Equipment	1,192.45	
Accumulated Depreciation	(809.78)	-
Total Fixed Assets	10,320.00	
Total Assets	12,589.05	5.00
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	14,034.35	-
Total Current Liabilities	14,034.35	
Long Term Liabilities		
Non-Convertible Notes	8,000.00	-
Convertible Notes	54,423.90	-
Total Long Term Liabilities	62,423.90	-
Total Liabilities	76,458.25	-
Equity		
Opening Balance Sheet	5.00	-
Paid in Capital	416.37	421.37
Retained Earnings	583.63	-
Member Draw	(5,940.11)	(1,000.00)
Net Income	(58,934.09)	583.63
Total Equity	(63,869.20)	5.00
Total Liabilities and Equity	12,589.05	5.00

WINDCRAFT AVIATION LLC/INC
PROFIT & LOSS STATEMENT
FY 2018 & 2019 (unaudited)

	2019	2018
Income		
Part Sales	275.85	-
Grants	-	1,000.00
Total Income	275.85	1,000.00
Cost of Goods Sold	11,344.64	-
Gross Profit	(11,068.79)	1,000.00
Expenses		
Research & Development	4,677.97	113.50
Sales & Marketing	1,779.02	107.03
Office Expense	3,681.13	195.84
Team Development	712.41	-
Professional Fees	34,553.28	-
Admin-Other	97.20	-
Total Expense	45,501.01	416.37
Net Ordinary income	(56,569.80)	583.63
Other Income/Expenses		
Interest Income	9.61	-
Interest Expenses	2,373.90	-
Net Other Income/Expenses	(2,364.29)	-
Net Income	**(58,934.09)**	**583.63**

WINDCRAFT AVIATION LLC/INC
STATEMENT OF CASH FLOWS
FY 2018 & 2019 (unaudited)

	2019	2018
Operating Activities		
Net Income	(58,934.09)	583.63
Adjustments to Reconcile Net Income		
to Net Cash Provided by Operations		
Due from Officers	(642.98)	-
Accounts Payable	14,034.35	-
Payroll Payable	-	-
Payroll Taxes Payable--FUTA Payable	-	-
Payroll Taxes Payable--SUTA Payable	-	-
Payroll Tax Month-End Accrual	-	-
Nonconvertible Notes	-	-
Net Cash Provided by Operating Activities	(45,542.72)	583.63
Investing Activities		
R&D Equipment	(699.99)	-
Production Equipment	(798.00)	-
Leasehold Improvements	(8,439.34)	-
Office Equipment	(1,192.45)	-
Accumulated Depreciation	809.78	-
Net Cash provided by Investing Activities	(10,320.00)	-
Financing Activities		
Nonconvertible Notes	8,160.00	-
Convertible Notes	54,263.90	-
Opening Balance Equity	5.00	-
Paid in Capital	421.37	421.37
Member Draw	(5,940.11)	(1,000.00)
Net Cash Provided by Financing Activities	56,910.16	(578.63)
Net Cash Increase for Period	1,047.44	5.00
Cash at End of Period	1,052.44	5.00

WINDCRAFT AVIATION
ANNUAL STATEMENT OF SHAREHOLDERS' EQUITY (unaudited)
Year Ending December 31, 2018 & 2019

	Common Stock	Additional Paid in Capital	Retained Earnings	Totals
Balance at January 1, 2018	-	-	-	-
Issuance of Common Stock	-	421.37	-	421.37
Member Withdrawal			(1,000.00)	(1,000.00)
Net Income			583.63	583.63
Balance at December 31, 2019	-	421.37	(416.37)	5.00

	Common Stock	Additional Paid in Capital	Retained Earnings	Totals
Balance at January 1, 2019	-	421.37	583.63	1,005.00
Issuance of Common Stock	-	-	-	-
Member Withdrawal			(5,940.11)	(5,940.11)
Net Income			(58,934.09)	(58,934.09)
Balance at December 31, 2019	-	421.37	(64,290.57)	(63,869.20)

See accompanying notes to financial statements

WIND CRAFT AVIATION INC.
NOTES TO FINANCIAL STATEMENTS
As of August 31, 2020
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Wind Craft Aviation Inc. (which may be referred to as the "Company," "we," "us," or "our") is an Electrical Take Off and Landing aircraft ("eVTOL) development company with intentions to market and sell its developed eVTOLs.

Since Inception, the Company has relied on advances from founders, credit issued by vendors for their services, services provided for common stock and raising capital to fund its operations. As of June 30, 2020, the Company had limited working capital and will be dependent upon future government or other grants and issuance of securities to investors, vendors and employees before it will consummate its first sale of an eVOTL. This raises substantial concern about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign offering issuance of its convertible notes (see Note 7), government and other grants, and capital contributions from other investors. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company was originally created as a Michigan limited liability company on December 4, 2017. It converted to a Delaware corporation effective September 3, 2019. The Company is headquartered in Lowell, Michigan. The Company did not begin operations until 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, competition, theft of intellectual property rights or changes in consumer desires. These adverse conditions could affect the Company's financial condition and the results of its operations. As of August 31, 2020, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of June 30, 2020, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost (if the aggregate costs for acquiring and placing the asset in service is greater than $500). Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is calculated using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of June 30, 2020.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. ,Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through June 30, 2020 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2020, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of June 30, 2020, the Company had not begun recognizing sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, the Company expenses organizational costs, including accounting fees, legal fee, and costs of incorporation.

Research and Development Costs

In accordance with FASB ASC 730, the Company expense research and development costs.

Concentration of Credit Risk

The Company maintains its cash with a local financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures. The Company is currently leasing its facility. It has a year to year lease agreement with the City of Lowell. The lease amount is $1,000 per month.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a C Corporation. Since the Company had no operations prior to 2018. The Company's tax return for 2018 was filed as part of the founder's personal tax return (as a single member LLC Schedule C item). The Company filed an extension for its 2019 tax return, which must be filed by October 15, 2020. The Company has not yet filed any Federal or state tax returns.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – STOCKHOLDERS' EQUITY

During the period from January 1, 2018 through June, 2020, the Company sold or issued 5,000 shares of common stock. All but 153 shares are subject to a Restricted Stock Agreement. These shares will fully vest over 48 months and the unvested shares are subject to a Company repurchase option.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, the issuance of additional convertible notes (see Note 7) and government and other grants. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 - SUBSEQUENT EVENTS

Issuance of Convertible Notes

In July 2020, the Company issued $10,000 of 10% convertible notes (the "Notes") due July, 2023. The Notes are unsecured. The Notes are due with accrued interest if the Notes do not covert prior to the maturity date.

The Notes are convertible into common stock. The conversion price per share is based upon 65% of the Company's valuation divided by the number of outstanding common stock shares. The convertible notes are recorded as a liability until conversion occurs.

Issuance of Common Stock

During July 2020, the Company issued 50 shares to an employee as an incentive to join the team and 250 shares to a key outside counsel and consultant pursuant to a Legal and Consulting Agreement for prior services rendered. These shares are subject to a Restricted Stock Agreement. The shares will fully vest over 48 months and the unvested shares are subject to a Company repurchase option.

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to 107,000 SAFEs for up to $1,070,000. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by December 7, 2020 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through MicroVentures Inc. It will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through August 28, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B
Company Summary





Company: Wind Craft Aviation

Market: eVTOL Aircraft

Product: Sustainably-powered eVTOL Aircraft

Company Highlights

- Developing a zero-carbon emission aircraft powered by a hydrogen fuel cell, which can offer greater efficiency than traditional lithium-ion batteries[i]
- Founder was the youngest Part 107 commercial drone pilot in the U.S. in 2017, at age 16[ii]
- Plans to complete first test launch this year and start beta testing in foreign markets by 2021
- Awarded a PlanetM grant, to be disbursed upon achievement of certain milestones, to further develop and test its aircraft

EXECUTIVE SNAPSHOT

Wind Craft Aviation (WCA) aims to disrupt the aviation industry by developing advanced aviation technology, including an Electric Vehicle Take-Off and Landing (eVTOL) aircraft and its technological sub-components, which will consist of an avionics package and a hydrogen fuel cell. The company expects to provide its aircraft and technological sub-components to various customers on a contracted service or for purchase basis. Through partnership agreements, its own research and development efforts, and other support in the form of grants and in-kind donations, Wind Craft Aviation is attempting to build an affordable and efficient aircraft that can compete with incumbent competitors offering similar solutions to cargo and human transport.

Led by the U.S.'s youngest Part 107 commercial drone pilot in 2017,[iii] WCA is developing its first eVTOL prototype, dubbed the Sally Jean Experimental (SJX). The team is engineering SJX for an anticipated range of 300 nautical miles, 500-pound payload, and cruising speed of 185 mph, which would allow it to reach some of the most remote places in the world. Through multiple development partners including Swift Enterprises, a chemical engineering company helping to construct the Sally Jean's fuel cell, and Composite Builders, a manufacturer and designer for composite infrastructure, the SJX will be equipped with an ergonomic frame and a hydrogen fuel cell. With further product development support from PlanetM and Autodesk, WCA is further developing and simulating the SJX's performance to prepare for its first test launch this year.

PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are inclusive of lower dollar amount perks, except where otherwise noted.

- $500 – A $500 investment entitles an investor to an investor t-shirt.
- $1,000 –An investment of $1,000 entitles an investor to receive a "ticket" to tour WCA's facilities, the ability to use an SJX flight simulator, a meet & greet with the team and access to other festivities at the first SJX flight demonstration.



- $5,000 – An investment of $5,000 entitles an investor to have an opportunity to ride the SJX.
- $10,000 – An investment of $10,000 entitles an investor to receive a production slot to purchase an SJX kit-built.

COMPANY SUMMARY

Opportunity

The aviation industry provides vital economic activity to markets throughout the world, supporting $247 billion in economic output and over 1.2 million workers in the U.S. alone.[iv] According to the U.S. Department of Transportation, in 2019, airlines flew over 811 million passengers in the U.S. and over 25.4 billion pounds of freight.[v] In order to transport hundreds of millions of people and billions of pounds of cargo, airlines spent over $36 billion on over 18 billion gallons of jet fuel in 2019.[vi] While fuel costs represented ~23.7% of airline operating costs in 2019,[vii] the environmentally harmful biproduct of the commodity is one of the industry's greatest challenges.[viii] According to the Boston Consulting Group, the industry isn't likely to make meaningful sustainability progress until it addresses its reliance on jet fuel, regardless of if aircrafts are becoming more fuel-efficient.[ix] Traditional aviation industry costs and lack of sustainability progress presents an opportunity for new aerial technology, including Electrical Vehicle Take-Off and Landing (eVTOL) aircrafts.

Wind Craft Aviation (WCA) is developing an eVTOL aircraft that is designed for zero carbon emissions and be equipped with advanced technology at an affordable cost. Dubbed the Sally Jean Experimental (SJX), the aircraft is being designed to transport people and cargo throughout the world, including some of the most remote places that may lack accessibility to basic necessities. SJX will be equipped with purpose-built technology, including an avionics package that to synthetically create terrain maps and a zero carbon-emitting hydrogen fuel cell. In the near-term, the company expects to begin beta testing SJX in targeted international markets, including Kenya and Papua New Guinea, where it believes the barrier to entry is lower and the market opportunity may be higher compared to more developed world regions. The company believes operations overseas will better position WCA in the adoption of more efficient and widespread use of eVTOLs in the domestic airspace. The Federal Aviation Administration (FAA) is currently taking a case-by-case basis permitting eVTOL use in the U.S. airspace.[x] Once eVTOL vehicles are commonplace, or if regulations relax in the coming years, Wind Craft Aviation intends to seek FAA clearance and sell, lease, and contract its aircraft and sub-components to domestic customers.

Product

The SJX is part of an emerging subclass within the aviation industry called Electrical Vertical Take-Off and Landing (eVTOL). eVTOL aircraft developers intend to disrupt the aviation industry as their designs facilitate three-dimensional movement and autonomous flight compared to traditional fixed wing aircrafts. Unlike lithium-ion powered eVTOL aircrafts, the SJX uses hydrogen as an energy source, which has ten times the energy to weight ratio of Li-ion, providing for greater range.[xi] SJX will also be equipped with other technology, including a tailor-made propulsion system specifically designed for this prototype and an enhanced avionics system to synthetically create terrain maps. The SJX is expected to have an estimated cruising speed of 185 mph, up to a 500-pound payload, and a range of 300 nautical miles.







Energy

Compared to the other high-quality rechargeable battery technologies (nickel-cadmium or nickel-metal-hydride), Li-ion batteries have a number of advantages. They have one of the highest energy densities of any battery technology today (100-265 Wh/kg or 250-670 Wh/L). Despite the high energy density of Li-ion compared to other kinds of batteries, they are still around a hundred times less energy dense than gasoline (which contains 12,700 Wh/kg by mass or 8,760 Wh/L by volume).[xii] The relatively low energy density of lithium-ion batteries produces a diminishing marginal return of energy output,[xiii] since the addition of battery packs to produce a given output further increases the weight of the vehicle they're attached to.[xiv] This is one reason why lithium-ion batteries may be better suited to power small vehicles rather than large ones.[xv]

Hydrogen-based fuel cells present a potential solution to energy density and efficiency problems in the aviation market, since hydrogen has substantially more energy density (120 MJ/kg) compared to lithium-ion batteries and nearly three times more density compared to gasoline (45.8 MJ/kg).[xvi] WCA has partnered with Swift Enterprises, which is a chemical engineering company researching the portable applications of hydrogen-based fuel cells, to equip the SJX with a zero-carbon emission fuel cell powered by hydrogen.

Avionics

SJX is expected to be equipped with an enhanced avionics and flight control system to facilitate enhanced data storage and data collection capabilities. The avionics system will be integrated with "advanced synthetic vision," which is designed to synthetically generate terrain maps that simulate the terrain and horizon outside of the aircraft. While synthetic vision already exists, the company's development of its advanced synthetic vision is anticipated to allow for complete autonomous flight and improved safety with the integration of machine learning and other improved software add-ons. The company expects its further market its synthetic vision as a standalone product to individual pilots and airline operators.

Other Anticipated Technology Specs

- **Safety:** Designed to include a triple redundant propulsion, meaning any three motors can fail without loss of control and land safely. SJX is also being designed with a ballistic recovery parachute (BRS).
- **Autonomy:** Integrated autopilot that would allow it to take off, cruise, transition, and land while avoiding traffic without human intervention.
- **Versatility:** Take off and lands vertically, offering greater use cases in remote regions.





Use of Proceeds

In order to meet its product development goals, Wind Craft Aviation intends to allocate a majority of the proceeds from this raise to hire new staff and on research and development initiatives. If the minimum raise amount is met ($50,000), WCA anticipates allocating 40% to research and development, 5% to operations, 34% to staffing needs, 16% to intellectual property ("IP") and legal fees, and 5% to cover the intermediary fees associated with this raise. If the maximum raise amount is met ($250,000), WCA anticipates allocating 64% to research and development, 1% to operations, 24% to staffing needs, 6% to IP and legal fees, and 5% to cover the intermediary fees associated with this raise. The company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.



- Intermediary Fees: $2,500
- Research and Development: $20,000
- Operations: $5,000
- Staff: $17,000
- IP/Legal Fees: $8,000

- Intermediary Fees: $12,500
- Research and Development: $160,000
- Operations: $2,500
- Staff: $60,000
- IP/Legal Fees: $15,000



The following list details the specific uses from this raise:

- *Intermediary Fees:* Associated costs from this raise
- *Research and Development:* Procurement of test hardware, composite airframes, avionics hardware, turbine generators, and fuel cells to test multiple iterations of the aircraft in multiple configurations.
- *Operations:* General operating fixed costs such as salaried employees, rent, utilities, and productivity software.
- *Staffing:* Hiring additional engineering interns, mechanics, programmers, and electrical engineers to meet product development goals.
- *IP / Legal Fees:* Payment for anticipated patent applications, which remain undisclosed, accounting, and legal fees.

Product Roadmap

WCA is currently in developing its prototype SJX model and expects to conduct its first flight test this year. While the company is developing its pre-production model, SJX aims to perform at the High Sierra Fly-in, the world's largest backcountry Short Take-Off and Landing (STOL) airshow, at the end of 2020. Beginning in 2021, the company anticipates beginning limited production of the aircraft to prepare for beta testing in emerging markets, including Kenya, Papua New Guinea, Philippines, and Ecuador. Nearing the end of 2021, WCA plans to sell pre-production orders, consisting of kit-builts, which wouldn't require a commercial drone pilot license to operate the aircraft as long as the customer has a general pilot license.[xvii]

From 2022-2024, the company plans to further expand internationally, develop a second model with improved technology specs, and, provided the FAA permits, sell its aircraft and accompanying technology to U.S. customers for commercial use. The following graph details the numerous production, market, and expansion milestones the company aims to achieve over the next four years:

Remainder of Page Intentionally Left Blank



KEY
International Market Expansion
Domestic Market Expansion
Technology Firsts'
Market and Technical Milestones & Goals
17-20 RESEARCH, INVENT, DESIGN
PROTOTYPE SJX FIRST FLIGHT
LIPO FLIGHT TRAILS
FUEL CELLS COME ONLINE
HIGH SIERRA FLY-IN, PUBLIC DEMO
PRE-PRODUCTION MODEL FINISHED
BEGIN LIMITED PRODUCTION
BEGIN INTERNATIONAL BETA PROGRAM WITH EARLY ADOPTERS
BEGIN DOMESTIC MARKETING INICIATIVES
SELL FUTURE PRODUCTION SLOTS
PRE-PRODUCTION MODEL PRIVATE SALES
FINISH PRODUCTION MODEL AND FACTORY DESIGN
CONCLUDE FOREIGN BETA PROGRAM, OPEN UP TO ALL CONTRACTING OPPORTUNITIES
BEGIN SBIR, DIRECT TO PHASE 2 BID WHILE ELIGIBLE
BEGIN SERIAL PRODUCTION
EXPAND INTERNATIONAL PRESENCE
DOMESTIC FAA LOGISTICS UAV WAIVER
DOMESTIC SUPPLY OPERATIONS
INTERNATIONAL MANNED OPERATIONS
PRODUCTION MODEL #2
DOMESTIC MANNED OPS
OPERATIONAL AND EXPANDING
'20
'21
'22
'23
'24



Capital and Production Milestones

Phases of Production

Prototypes	Pre-Production	Serial
3 full scale test beds and 2 mock-ups.	50, for the foreign operations beta program, 120 total.	Organic growth from 700 units in 23' to 4,000 by 25'

Business Model

Initially, WCA anticipates generating revenue by operating its aircraft under contract for aerial logistic firms and selling its aircraft and individual technologies, including its fuel cell, to independent users. The company also expects to lease its aircraft and individual technologies under a subscription-based model where appropriate.

WCA is currently pre-revenue, however the company expects to generate revenue through the following streams:

Business-to-Government (B2G): Operating under contract, selling, or leasing its aircraft and individual technologies to governmental bodies for military application or humanitarian efforts. In the U.S., prospective target branches include the Department of Defense and the U.S. Agency for International Development.

Business-to-Business (B2B): Operating under contract, selling, or leasing its aircraft and individual technologies to Non-Governmental Organizations (NGOs) and corporations for humanitarian aid application or delivery of cargo. NGOs typically provide humanitarian assistance to foreign regions where accessibility is often limited, providing a high use case opportunity. WCA believes that corporations also have a high use case for eVTOL technology, specifically in the supply chain and logistics industry.

Direct-to-Consumer (D2C): Selling its aircraft and individual technologies to individual consumers, providing that regulations permit private ownership of eVTOL technology. WCA will also offer a D2C subscription-based business model for retail customers.

USER TRACTION

Partnerships

Wind Craft Aviation (WCA) is currently in the development phase of its aircraft carrier and relies on partnerships with production and commercial organizations to effectively build, test, and ultimately scale its aircraft to become commercially viable.

WCA's production partners include:

- **Composite Builders:** A designer and manufacturer of tailored, composite infrastructure for the USA Paralympic Nordic Skiing Team and Paradigm Hyperloop.[xviii]
- **Swift Enterprises:** A Chemical engineering Lab in Lafayette, Indiana, which is developing fuel cells powered by hydrogen. Dr. John Rusek, co-owner and research director of Swift Enterprises, sits on WCA's board of directors.



Other Support

Autodesk, a provider of software products for numerous industries including architecture, engineering and manufacturing, donated two licenses to WCA for the three-year period ending October 2022. One license is for the Autodesk Computational Fluid Dynamics (CFD) Ultimate product. The CFD Ultimate license is intended to provide cost-savings and enhanced aircraft performance, since it aims to predict the SJX's performance, aid in the creation of an optimal design, and validate the aircraft's behavior before manufacturing. The second license is for the Autodesk Product Design and Manufacturing Collection, which may streamline product design and production system layouts by automating routine tasks, modeling product designs, and simulating product performance.

WCA received a $95,000 grant from PlanetM to further develop the SJX and use its resources throughout the state to test the aircraft. Under the agreement, PlanetM, in association with the Michigan Unmanned Aerial Systems (UAS) Consortium, will award WCA with appropriate funds in three phases, contingent on reaching certain milestones. WCA has initiated Phase 3, which consists of flight testing, data gathering, and data analysis.

 

HISTORICAL FINANCIALS

Revenue

Wind Craft Aviation is still developing its primary product, the Sally Jean, and has not recorded revenue from sales, leasing contracts, or operating contracts. After further development and testing, WCA plans to sell and lease the Sally Jean to early adopters in international markets beginning in the second half of 2021. So far, a majority of Wind Craft Aviation's income has come from grants issued by Planet M to develop the Sally Jean. In the first half of 2020, WCA recorded grant income of $43,428 and $38,100 in January and March, respectively. Since WCA began developing the Sally Jean in 2019, the company had limited financial performance in 2018. WCA generated $1,000 in grant revenue for the year.

Expenses

In 2018, total expenses were just over $400. In 2019, Wind Craft Aviation incurred $45,501 in expenses, primarily from professional fees ($34,553) for legal and business consulting. In the first half of 2020, WCA shifted its focus towards research and development. Research and development expenses totaled $88,040 for H1 2020, or about 70% of its total expenditures over this time period. Total expenditures were $125,679 in 2020 (through June 30.)





Net Income

WCA reported a net gain of $583 in 2018, primarily from grant income. In 2019, WCA recorded a net loss for the year. The dip in net income in Q3 2019 resulted from over $27,000 in professional fees. In 2020, grant income from Planet M offset total expenses for Q1 2020, which resulted in positive net income of $6,429 for the quarter. WCA had an average monthly cash burn of $7,255 over the first half of 2020.





Aviation Industry

The aviation industry supports vital economic activity including passenger transport and shipment of cargo throughout the world. In 2019, this industry supported $247 billion in total economic output and over 1.2 million total jobs in the U.S alone.[xix] The industry's fleet includes over 440,000 aircraft flying worldwide and is largely concentrated in the U.S, where over 48% of the world's aircrafts reside.[xx] In 2019 in the U.S., airlines flew over 811 million passengers,[xxi] including repeat fliers, and over 25.4 billion pounds of freight.[xxii]



Passengers in millions

1.1B
Total
835M
769M
701M
811M
Domestic
679M
583M
618M
241M
201M
International
158M
118M
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019

Source:
Bureau of Transportation Statistics, T-100 Market (All Carriers)

Although this mode of transport offers quick movement of people and cargo, the industry has been experiencing rising costs and sustainability concerns from the general public and governments worldwide. For example, airlines are facing tightening margins due to volatility of fuel prices and their overall burden on the bottom line. In 2019, all domestic and international airlines transporting people and cargo used ~18.27 billion gallons of fuel, which equates to roughly $36.46 billion spent on the commodity.[xxiii] In 2018, fuel costs accounted for roughly 23.5% of total airline operating costs[xxiv] and rose to 23.7% in 2019.[xxv] Operating profit margins have also tightened from 5.7% in 2018 to 5.1% in 2019.[xxvi] Even though fuel costs are roughly a quarter of total airline operating expenditures, the commodity's volatility presents uncertain risk for airlines and even aircraft manufacturers. For manufacturers, largely dominated by the duopoly of Airbus and Boeing, oil price swings that could benefit airline operators negatively affect profitability. For example, it's expected that in 2020, Airbus and Boeing will net approximately 1,000 canceled orders for their respective Airbus A320neo and Boeing 737 Max aircraft models, which both promise greater fuel efficiency, partly due to falling oil prices. [xxvii]

Oil's environmentally harmful byproducts are another concern facing this industry, as regulators, customers, travel intermediaries, and investors are looking for alternative solutions to reduce the negative impact of aircraft carbon dioxide emissions on the environment and the overall reliance on the commodity.[xxviii] This has spurred manufacturers, including Boeing and Airbus, to develop aircrafts that are more fuel efficient. Boeing's Max 737, its newest aircraft model, reduces carbon emissions and fuel use by 14%, compared to its previous model.[xxix] However, greater fuel efficiency does not insulate the industry from its reliance on fuel. According to the Boston Consulting Group, the airline industry is unlikely to make meaningful progress towards sustainability until it



addresses its fuel consumption, which is the industry's greatest impact on the environment regardless if aircrafts are becoming more fuel efficient.[xxx]

eVTOL Aircraft Market

The eVTOL aircraft market aims to disrupt the traditional aviation industry through innovative technology, including fully autonomous flight and fuel cells that use electric power, biofuel, or a hybrid thereof to power the aircraft. Because these aircrafts are designed to be more versatile than traditional airplanes, transport of passengers in remote or urban locations as well as delivery of cargo to specific destinations may be possible. Also, it's estimated that eVTOL aircrafts could reduce operational costs by as much as 30 to 40 percent without having pilots on payroll.[xxxi]

The eVTOL market is still in its development phase, as its technology has yet to be approved for commercial use. Contingent on technological development and regulatory approval, Morgan Stanley predicts that the eVTOL aircraft market's total addressable market (TAM) could reach $1.5 trillion by 2040. Cargo transport is expected to be the first use case, since there are fewer regulatory hurdles and lower technology requirements (mainly load and size requirements) compared to the passenger travel segment. However, the ultimate goal is passenger transport.[xxxii]





The Urban Air Mobility (UAM) market focuses on transporting people within or to and from cities. According to research by Morgan Stanley, technology is not projected to be a limitation for this industry, but rather regulatory and societal concerns surrounding urban air mobility, mainly issues about safety, will be at the forefront of regulators' list.[xxxiii] For example, the U.S.'s Federal Aviation Administration (FAA) is taking a "case by case basis" in allowing testing and eventual use for UAM vehicles. The European Aviation Safety Administration (EASA) is taking a more standard approach to unlocking the UAM market, which demonstrates that opportunities abroad for eVTOL technology may be more feasible in the near term. Nonetheless, optimism for UAM is high as its



technology has evolved quickly, and one industry expert believes the FAA will certify an eVTOL aircraft for UAM use by 2024.[xxxiv]

eVTOL technology is also expected to disrupt the supply chain and logistics industry with the development of Cargo Air Vehicles (CAVs). The drone package delivery market, which uses CAVs, is projected to grow from $2.1 billion in 2023 to $27.4 billion in 2030, representing a compounded annual growth rate (CAGR) of 45%.[xxxv] This market's growth can be attributed to less regulatory and technology requirements. For example, propulsion systems on CAVs will require less technological development due to decrease payload and overall size requirements. Regulatory approval is already rolling out, as the FAA has approved Alphabet's (NASDAQ: GOOG) start-up, Wing, to make commercial deliveries via drones. Due to FAA approval, Wing can make deliveries when the drone is out of the operator's line of sight in select delivery zones in Christiansburg, Virginia.[xxxvi]

Drones, which are largely defined as unmanned aerial vehicles (UAVs), can solve issues such as lack of access to care and the high cost of receiving care in remote locations throughout the world. According to research conducted at Texas A&M University, drones and VTOL aircrafts can deliver important medical goods to people facing chronic illnesses in remote U.S. locations, which would reduce the need to travel long distances for care and provide cost savings to patients.[xxxvii] Beyond the U.S., people facing chronic illnesses in remote locations in developing markets may not even have the option to travel due to a lack transportation. In 2019, Pipistrel, a manufacturer of eVTOL drones, announced it will shift its operational focus from UAM to develop a CAV, since low cost cargo transport of humanitarian aid boxes in remote environments provides near term business opportunities.[xxxviii]

Wind Craft Aviation competes in the broader aviation market. Highlights from venture financings in aviation companies from 2009-2019 include:[xxxix]

- From 2009 to 2019, there has been over $5.5 billion invested in aviation companies across 608 deals
- Capital invested peaked in 2018, reaching nearly $1.6 billion, a 32% year-over-year increase
- Capital invested surpassed $1 billion for the first time in 2017, when investment reached $1.2 billion, a 411% increase from 2016
- Deal count reached its 10 year high in 2017 at 93 total deals





Boeing (NYSE: BA): Boeing designs, manufactures, and sells airplanes, rotorcrafts, rockets, satellites, telecommunication equipment, and missiles worldwide. Through an initiative labeled "Boeing NeXt", the company has developed and is currently testing PAV and CAV prototypes. Currently in the testing phase, Boeing completed its first outdoor flight for its CAV product in May 2019.[xl] This autonomous CAV has a payload of 500 pounds (225 kg). While further testing and development is required, the prototype can fly 1 mile (1.6 km) and as high as 400 feet (120 meters).[xli] In the company's most recent earnings release for Q1 2020, it reported a net loss of ~$1.5 billion, down from a net gain of ~2.3 billion in Q1 2019. In the same quarter, R&D expenditures totaled $672 million, primarily from their existing and serviceable product lines.[xlii]

Uber (NYSE: UBER): Uber is a multinational ride-hailing company, which offers services including peer-to-peer ridesharing, food delivery, and a micro-mobility system with its fleet of electric bikes and scooters. Uber is expanding its capabilities to include flight options for passengers as it currently offers trips from Manhattan, New York to JFK International Airport in the Uber Copter. The company is further expanding flight-sharing services through the development of a UAM network called Uber Air. The service is expected to be operational in 2023 in select cities including Los Angeles, Dallas and Melbourne. Uber also plans to use the Elevated Cloud Service to power autonomous drones as couriers for its food delivery business segment.[xliii] In Q1 2020, Uber reported a net loss of ~$2.9 billion, down from a net loss of ~$1 billion in Q1 2019.[xliv]

Lilium: Founded in 2015, German-based Lilium is developing an eVTOL UAM vehicle mounted with 36 engines and a range of ~186 miles (300 km).[xlv] With a range of ~186 mph (300 km/h), the Lilium Jet can transport up to four passengers, not including the pilot. The company is also developing a mobile application to enable passengers to book flights to and from a network of landing pads within selected regions. In February 2020, the company reported it only has one jet left after one of its two jets caught fire and was damaged beyond repair.[xlvi] To date, Lilium has raised over $375 million and recently received $35 million from Baillie Gifford, valuing the company at over $1 billion.[xlvii]

Joby Aviation: Founded in 2009, Santa Cruz-based Joby Aviation is developing an eVTOL UAM vehicle that can fly over 150 miles at 200 mph. Its S4 model, recently unveiled in January 2020, has six tilting propellers and can seat four passengers and one pilot. In January 2020, Joby announced a partnership with Toyota (NYSE: TM), which will allow the company to receive guidance relating to manufacturing, quality and cost controls, and production of its aircraft. Toyota also is one of its largest investors, having led and invested $394 million in Joby's Series C round.[xlviii] After the conclusion of its $590 million Series C round valuing the company at over $1 billion, the company's total capital raised to date is $720 million.[xlix]

Volocopter: Founded in 2011, German-based Volocopter aspires to bring UAM to life through its complete ecosystem of electric aircrafts, take-off and landing infrastructure, and integrated air traffic management systems. The company has built a UAM prototype, called the Volocity, which has a maximum payload of ~440 pounds (200 kg), a range of ~21 miles (35 km), and max airspeed of ~68 mph (110 km/h).[l] The company also has an eVTOL drone, named the Volodrone, which can provide heavy-lifting for various industries and applications. This Volodrone has a maximum payload of ~440 pounds (200 kg) and a range of ~25 miles (40 km).[li] In February 2020, the company announced its Series C round has grown to €87 million ($94 million) due to new lead investor DB Schenker, a German-based global logistics company. The company expects to use this funding to certify the Volocity aircraft and further develop the Volodrone.[lii]



Zipline: Founded in 2014, Zipline provides on-demand delivery services to the health care sector through its autonomous and electric drones, which have a cruising speed of up to 60 mph (100 km/h). With a payload of ~3.85 pounds (1.75 kg), the Zipline drones can only deliver small packages including blood and low-weight medical supplies. For larger orders, multiple drones are sent to the target location. The drones have a service radius of ~50 miles (80 km) and take off at Zipline's fulfillment centers, which also act as medical warehouses for supplies to meet on-demand delivery needs of its customers.[liii] In May 2019, Zipline secured $120 million, largely from Baillie Gifford and The Rise Fund, at a valuation of ~$1.2 billion, which brings their total capital raised to date to $225 million.[liv]

Jetoptera: Seattle-based Jetoptera designs propulsion sytems, unmanned autonomous vehicles, and flying cars for military and commercial markets. Its technology can also be used for emergency situations, search and rescue missions, and humanitarian supply efforts. The company's portfolio of its fluid propulsion systems (FPS) provide pounds of force ranging from 200 lb/f to 3,000 lb/f. Currently, the company's smallest aircraft is its J-55, which is 55 pounds and has a maximum flight time of 30 minutes at 87 knots. The company expects to produce future VTOL, short-take off and landing (STOL), and conventional take-off and landing (CTOL) iterations equipped with its FPS that can reach a maximum payload of 2,500, 7,500, and 10,000 pounds, respectively. Jetoptera's most recent funding round raised over $240,000 in a crowdfunding campaign through MicroVentures.[lv]

EXECUTIVE TEAM



Alex Taylor, CEO and Founder: Alex founded Wind Craft Aviation in 2017 and currently serves as the company's CEO. His passion for disruptive technologies and aviation began at age 12, when he built his first unmanned aerial system (UAV). At age 14, he founded a company to develop and manufacture commercial UAVs. At age 16, a year before he founded Wind Craft Aviation, he became the youngest Part 107 Commercial drone pilot in the U.S.[lvi] Alex uses his experience and passion for aerial systems and disruptive technology to engineer sustainable solutions for the aerospace market. Alex has his Commercial UAS Pilot License from the FAA and is FOD Certified from the NCATT.



Allen Henviveld, CFO and Legal Counsel: Allen has more than 25 years of experience across various industries including manufacturing, management consulting, mortgage banking, and legal consulting. He also brings executive experience as he's served as CEO, COO, and CFO for a number of organizations. Allen currently is a managing member at his own law firm, LAH Law, where he provides businesses and estate planning legal services to start ups and family estates. He also is the CEO and Founder of GPS Executives, where he and other seasoned executives work with small business owners to help them eliminate growing pains and achieve profitability. Allen holds a BA in Accounting and Economics from Hope College, an MBA from Duke University, and a JD from George Washington University.





Dr. John Rusek, Director and Strategic Partner: John serves as Director of the Board for WCA and is the Research Director and Co-Owner of Swift Enterprises, one of the company's strategic partners. John's research at Swift is focused on rocket propulsion and power generation through urea peroxide decomposition via heterogeneous and homogeneous catalysis. His research could provide WCA with a carbon neutral fuel cell that has more energy density and ultimately more power than traditional lithium ion batteries used in eVTOL vehicles. Early in his career, he served with the U.S. Air Force Rocket Propulsion Laboratory, where he focused on advanced propulsion concepts and materials. He also was selected as Chief Engineer of the Energetic Materials Division at the China Lake Naval Air Warfare Center. John holds a BS and MS in Chemical Engineering and a Doctor of Philosophy in Chemical Engineering with a minor in Atomic Physics from Case Western Reserve University.

PAST FINANCING

Debt Financing	Date	Amount	Interest Rate	Term	Valuation Cap
Convertible Note	Jun-Jul 2019	$15,250	10%	36 months	$5 M
Intern Promissory Notes	Feb-20	$7,500	5%	10 months	N/A
Convertible Note	Dec-19	$52,050	10%	36 months	$17.5 M
Promissory Note	Jan-19	$8,000	4.8%	24 months	N/A

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $250,000
Discount: 25%
Interest Rate: 10%
Valuation Cap: $15 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 25% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $15 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Impakter: Wind Craft Aviation: Creating The Future of Flight, and it is Sustainable
Lowell's First Look: The Future of Aviation Could Launch from Lowell
CompTia: The Future of Aviation is Still in High School

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire



investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,



- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

i https://www.furosystems.com/news/hydrogen-fuel-cells-vs-lithium-ion-batteries-in-electric-vehicles/#:~:text=Hydrogen%20used%20in%20fuel%20cells,minutes%2C%20similarly%20to%20gasoline%20vehicles.

ii https://www.comptia.org/blog/the-future-of-aviation-is-still-in-high-school

iii https://www.comptia.org/blog/the-future-of-aviation-is-still-in-high-school

iv GAMA Aero 2019 Annual Report (https://gama.aero/wp-content/uploads/GAMA_2019Databook_Final-2020-03-20.pdf)

v https://www.transtats.bts.gov/Oneway.asp?Display_Flag=0&Percent_Flag=0

vi https://www.transtats.bts.gov/fuel.asp

vii https://www.iata.org/contentassets/ebdba50e57194019930d72722413edd4/fact-sheet-fuel.pdf

viii https://www.bcg.com/publications/2020/seven-trends-reshape-airline-industry.aspx

ix https://www.bcg.com/publications/2020/seven-trends-reshape-airline-industry.aspx

x https://www.businessairportinternational.com/features/evtol-aircraft-could-change-business-aviation-forever.html

xi https://www.furosystems.com/news/hydrogen-fuel-cells-vs-lithium-ion-batteries-in-electric-vehicles/#:~:text=Hydrogen%20used%20in%20fuel%20cells,minutes%2C%20similarly%20to%20gasoline%20vehicles.

xii https://www.cei.washington.edu/education/science-of-solar/battery-technology/

xiii https://www.garrettmotion.com/news/media/garrett-blog/hydrogen-fuel-cells-vs-battery-electrics-why-fuel-cells-are-a-major-contender/

xiv https://www.cei.washington.edu/education/science-of-solar/battery-technology/

xv https://www.garrettmotion.com/news/media/garrett-blog/hydrogen-fuel-cells-vs-battery-electrics-why-fuel-cells-are-a-major-contender/

xvi https://rmi.org/run-on-less-with-hydrogen-fuel-cells/

xvii https://www.faa.gov/aircraft/air_cert/airworthiness_certification/sp_awcert/experiment/expt_operating/

xviii https://www.compositebuilders.com

xix GAMA Aero 2019 Annual Report (https://gama.aero/wp-content/uploads/GAMA_2019Databook_Final-2020-03-20.pdf)

xx http://www.fi-aeroweb.com/General-Aviation.html

xxi https://www.bts.gov/newsroom/final-full-year-2019-traffic-data-us-airlines-and-foreign-airlines-us-flights

xxii https://www.transtats.bts.gov/Oneway.asp?Display_Flag=0&Percent_Flag=0

xxiii https://www.transtats.bts.gov/fuel.asp

xxiv https://www.iata.org/en/iata-repository/publications/economic-reports/airline-industry-economic-performance---december-2019---report/

xxv https://www.iata.org/contentassets/ebdba50e57194019930d72722413edd4/fact-sheet-fuel.pdf

xxvi https://www.statista.com/statistics/225856/ebit-margin-of-commercial-airlines-worldwide/

xxvii https://www.cnbc.com/2020/04/20/the-oil-plunge-is-the-last-thing-boeing-and-airbus-needs-on-top-of-the-coronavirus-pandemic.html

xxviii https://www.bcg.com/publications/2020/seven-trends-reshape-airline-industry.aspx



xxix https://www.boeing.com/commercial/737max/by-design/#/cultivate-sustainability

xxx https://www.bcg.com/publications/2020/seven-trends-reshape-airline-industry.aspx

xxxi https://www.ainonline.com/aviation-news/business-aviation/2019-11-15/urban-air-mobility-advances-fast-will-dubai-be-part-its-future

xxxii https://www.morganstanley.com/ideas/autonomous-aircraft

xxxiii https://www.morganstanley.com/ideas/autonomous-aircraft

xxxiv https://www.businessairportinternational.com/features/evtol-aircraft-could-change-business-aviation-forever.html

xxxv https://evtol.news/2020/03/06/cargo-evtol-matures/

xxxvi https://www.theverge.com/2019/10/18/20921310/wings-delivery-drones-virginia-first-flight

xxxvii https://vitalrecord.tamhsc.edu/drone-care-researchers-study-proposed-health-care-delivery-method/

xxxviii https://evtol.com/news/pipistrel-developing-new-cargo-drone/

xxxix PitchBook Data, Inc. Downloaded December 3, 2019

xl https://www.boeing.com/features/2019/05/cav-first-flight-05-19.page

xli https://www.boeing.com/features/highlights/2020/cargo-air-vehicle

xlii https://s2.q4cdn.com/661678649/files/doc_financials/quarterly/2020/q1/boeing-10q.pdf

xliii https://www.uber.com/us/en/elevate/uberair/

xliv https://d18rn0p25nwr6d.cloudfront.net/CIK-0001543151/d2c00a1e-2075-43c7-8a83-bc53015fdbbb.pdf

xlv https://lilium.com/the-jet

xlvi https://electrek.co/2020/03/02/first-electric-vtol-lilium-jet-prototype-goes-up-in-flames/

xlvii https://techcrunch.com/2020/06/08/lilium-adds-35m-from-baillie-gifford-at-a-1b-valuation-for-its-electric-aircraft-taxi-service/

xlviii https://news.jobyaviation.com/2020/01/15/toyota-and-joby-aviation-are-flying-to-new-heights-together/

xlix https://evtol.news/2020/03/05/the-first-electric-vtol-unicorn-joby-aviation/

l https://www.volocopter.com/en/product/

li https://www.volocopter.com/en/volodrone/

lii https://techcrunch.com/2020/02/21/volocopter-extends-series-c-funding-to-94m-with-backing-from-logistics-giant-db-schenker-and-others/

liii https://flyzipline.com/how-it-works/

liv https://uavcoach.com/zipline-fundraising-2019/

lv http://jetoptera.com/news/microventures-offering/

lvi https://www.comptia.org/blog/the-future-of-aviation-is-still-in-high-school

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Wind Craft Aviation Inc.
730 Lincoln Lake Ave. SE, Bldg. 3
Lowell, Michigan 49331

Ladies and Gentlemen:

The undersigned understands that Wind Craft Aviation Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $250,000.00 of Crowd Note (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated September 8, 2020 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific time on December 7, 2020, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The Company shall deliver certificates representing the Securities to the undersigned at the Closing bearing an appropriate legend referring to the fact that the Securities were sold in reliance upon an exemption from registration under the Securities Act. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of

Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State in which the Company's executive office is located at the time of dispute , which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	730 Lincoln Lake Ave. SE, Bldg. 3 Lowell, Michigan 49331 E-mail: alextaylor@windcraftaviation.com Attention: Alexander Taylor, CEO
with a copy to:	Attention: L. Allen Heneveld E-mail: allenheneveld@windcraftaviation.com
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR.]

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser.]

Wind Craft Aviation Inc.
By_____ Name: Alexander Taylor Title: CEO

EXHIBIT D
Crowd Notes

Wind Craft Aviation, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Wind Craft Aviation, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $15 million.

The "**Discount**" is 25%.

The "**Interest Rate**" is 10%.

The "**Offering End Date**" is December 7, 2020.

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd

Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other

4

proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. **SPV**. The Investor agrees to take any and all actions determined in good faith by the Company's

board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State in which the Company's executive office is located at the time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck

WIND CRAFT  AVIATION

Aviation with an impact.

BUILDING: SJX

Accessible Aviation For All Mankind

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.



WIND CRAFT AVIATION | SJX

Aviation with a **universal** presence in the lives of those who need it most.

An economic equalizer. An energy revolution. An unprecedented aircraft.

Welcome to Wind Craft Aviation.



WIND CRAFT AVIATION | SJX | Summary

Our Contrarian Truth: Aviation is the future of personal transportation.

Our Market Opportunity: Aerial logistics in developing nations.

Our Advantage: Pivotal airframe and energy technology.

Our Mission: Accessible aviation for all.



WIND CRAFT X AVIATION

At Wind Craft Aviation, we're developing an aircraft we call SJX (Sally Jean Experimental). She's part of an emerging subclass of aircraft called **EVTOLs** (Electric Vertical Take-Off and Landing) but at her core, she's designed around a custom-built technological architecture.

The architecture is being built with a revolutionary power system based on a chemical commonly used as fertilizer, a propulsion system developed specifically for SJX, and an avionics system designed for full autonomous flight. WCA has developed the architecture independently and in partnerships over the last three years and aims to gain a competitive advantage through disruptive technologies.

Our objective is to put the utility of flight into the hands of the common person.



WIND CRAFT AVIATION | SJX |

Complacency in Aerospace

A Two-Part Problem

1. General Aviation is cost prohibitive[1] and highly regulated.[2] We believe these barriers result in an underdeveloped industry, where there may be a void between what is possible with the technology at hand and what the industry chooses to adopt. The result? Urgent needs may go unmet in some of the most remote places throughout the world. We view this as a lack of true innovation in aviation which provides an opportunity for a new generation to reform the industry through pioneering and disruptive technology.

2. Mainstream electric vertical take-off and landing (eVTOL) projects are largely focused on "Urban Air Mobility", currently an unserviceable market.[1]

   Why? FAA Regulation. The FAA is taking a strict, case-by-case basis in permitting the testing and eventual use of eVTOL aircrafts.[3] So instead of waiting years for bureaucracy to sort it out, our objective is to commercialize an aircraft that can perform in more demanding applications in larger, less-regulated markets sooner. This may allow us to potentially see operating revenues while still pursuing FAA certification. An aircraft that can deliver aid hundreds of miles in the desert can just as easily deliver someone from Boston to Manhattan when regulations mature. Eventually, Urban air service providers may one day be our customers, operating SJX the same way United operates 737's.

[1] https://www.flightglobal.com/business-aviation/evtols-set-to-open-third-dimension/134661.article
[2] https://iclg.com/practice-areas/aviation-laws-and-regulations/usa
[3] https://www.businessairportinternational.com/features/evtol-aircraft-could-change-business-aviation-forever.html

Instead of accepting the limitations of lithium ion batteries and traditional propulsion, **we invented.**

And through that process, we expect to re-define the world's perception and use of aviation.

Anticipated Technology Specs:



SJX

Estimated Cruise: **185mph**
Estimated Payload: **500lbs**
Estimated Range: **300nm**
Estimated Price: **$125K**

Tandem Seating or 13.8M³ cargo capacity.

Triple Redundant Propulsion
(Any three motors can fail without loss of control)

Planned Fuel Cell
Able to use organic
compounds to store energy
by a factor of 10 compared to
Lithium Batteries.[1]

Transition Vehicle
(Takes-off vertically, flies horizontally)

Universal Pilotage
Manned, Unmanned or Remote Pilotage.

[1] https://www.furosystems.com/news/hydrogen-fuel-cells-vs-lithium-ion-batteries-in-electric-vehicles/

WIND CRAFT X AVIATION | SJX |

The Aircraft Explained

Safety

SJX is being engineered with triple redundancy. In the event of a bird strike, mechanical failure, or loss of power, we predict that any 3 propulsion units can fail, and the aircraft would still be under full control for landing purposes. SJX will also be equipped with a ballistic parachute, a little more exciting than pulling over with a flat, but no riskier.

Transition Vehicle

SJX is being engineered to take off vertically, like a helicopter and then transitions into forward flight. The image depicts SJX in forward flight.

Avionics

WCA is creating an avionics and flight control system with a simple and ergonomic control interface.



Energy Density

With the goal of overcoming the energy density barrier posed by lithium Ion batteries, we've partnered with Swift Enterprises to develop a hydrogen-based fuel cell. Unlike lithium ion, hydrogen has more energy density, which means it can hold more energy in less space.[1] Of course, the fuel cell has massive implications well beyond aviation, but electric aviation may well be the most affected industry. WCA has the option of several different solutions and is not completely reliant on our new fuel cell. But, we feel this new form of energy mates perfectly with our vision for aviation in rural and underdeveloped areas.

Autonomy

We are building an integrated autopilot feature specifically for the SJX, engineered to allow her to take-off, land, transition, and cruise while tracking and avoiding other traffic without any human intervention. This could reduce risk for search and rescue, civilian evacuations and general operating safety.

1 https://www.furosystems.com/news/hydrogen-fuel-cells-vs-lithium-ion-batteries-in-electric-vehicles

Differentiating Technologies (IP)

Energy

With our partner Dr. Rusek, Wind Craft Aviation is developing **fuel cells** for use in aviation (and beyond) designed to be carbon neutral, run on a widely available agricultural byproduct, have a higher energy density than lithium ion batteries, last longer and cost a fraction of an internal combustion engine to manufacture and operate.



Aviation

Unique, **proven** and **proprietary** design that breaks convention and redefines the word "Aircraft".



Avionics and Propulsion

Artificial vision, an advanced avionics suite, and an intuitive new control interface are only some of the IP that we're developing to reach our goal of making aviation safer and more accessible to the everyday person. We believe development of IP is critical to our success.[1]

[1]Company has not disclosed any filed or pending IP. Its IP are therefore considered "work-in-progress"

WIND CRAFT χ AVIATION | SJX | Value

Automobiles existed for decades before Ford, but Ford's production innovations put an automobile in the common man's garage.

Aircrafts have existed for almost a century, but we believe our technology has the potential to eventually put one in your garage.



With existing hardware, we estimate that SJX can be manufactured and sold for **$125K**[4]

Theoretical 1000HR Cost Comparison (Military)[1][2][3]



Millions

- **93.6% Cost savings** when compared to a Huey UH-N1 helicopter under the same conditions. SJX will also be 50 MPH faster.

- **98.1%** cost savings compared to a V-22 osprey operated for 1000 hours (94.5 Million Vs 9 SJX, 1.8M)

(1) https://www.aircraftcompare.com/aircraft/huey-helicopter/
(2) https://www.af.mil/About-Us/Fact-Sheets/Display/Article/104531/cv-22-osprey/
(3) https://www.af.mil/About-Us/Fact-Sheets/Display/Article/1555054/c-130-hercules/
(4) Based on company's own estimations

WIND CRAFT AVIATION | SJX |

Theoretical Solution Cost Comparison (Civil)

SJX



Cost: $125K

Range: 300 NM

Cruise: 185 MPH

Payload: ~500 LBS

Cessna Skyhawk[1] [2]



Cost: ~$403K

Range: 640 NM

Cruise: ~144 MPH

Payload: ~878 LBS

Bell 47[3][4][5]

Cost: $820K

Range: 213 NM

Cruise: 104 MPH

Payload: ~882LBS

SJX is being engineered to provide sustainable and quiet flight, with no need for additional infrastructure. As a safe and autonomous vehicle, our goal for the SJX is to take-off and land almost anywhere.

(1) https://www.flyingmag.com/story/aircraft/cessna-172-still-relevant/
(2) https://cessna.txtav.com/en/piston/cessna-skyhawk
(3) https://www.flyingmag.com/aircraft/helicopters/scotts-bell-47-produce-turbine-bell-47/
(4) https://www.mcdermottaviation.com/our-aircraft/bell-47t/
(5) https://www.aerospace-technology.com/projects/bell47lighthelicopte/

"Execute on the Experimental"

The Idea

Anybody familiar with aviation knows there are retired pilots building experimental aircraft in their basements, garages and barns for tens of thousands dollars. We're adopting the same strategy. With our current partners, facility, and resources, we believe we're well-positioned to build a nearly production-grade aircraft and demonstrate it, both launching our PR campaign and opening WCA up to commercial opportunities that may finance further production. After we fly, everything changes. We believe this strategy will accelerate the next five years of growth and potentially allow for organic growth into serial production.

From Slide 21: Timeline

17'-20
RESEARCH, INVENT, DESIGN
PROTOTYPE SJX FIRST FLIGHT
LIPO FLIGHT TRAILS
FUEL CELLS COME ONLINE
20'
21'
PRE-PRODUCTION MODEL FINISHED

WIND CRAFT AVIATION | SJX |

Initial Market Strategy

Go to where the need is most and the barrier to entry is lowest.

Our growth strategy is multi-faceted and aims to address several early market opportunities at once.

Target Applications

Near Term 2022 - Domestic

Aerial Logistics
Limited Package Delivery
Trans-Aquatic Supply Flights

Military Applications
Light Duty Air Crane
Reconnaissance
Critical Supplies Delivery
Personnel Transportation

Part 21 Experimental

Near Term 2022 - Int'l

Aerial Logistics
Medical Delivery
Aid Delivery

Emergency Services
Medical Evacuations
Civilian Evacuations
Search and Rescue

Personal Transportation

Conservation

Power Generation

Target Customers

- *Federal Agencies*
- *Non-Governmental Organizations*
- *Private Companies*



WIND CRAFT $\overline{X}$ AVIA TION | *SJX* | Our Ultraistic Vision

"Aviation with an impact" means providing expedited solutions for disaster relief efforts, medical deliveries, and humanitarian missions with a versatile aircraft built with performance as a priority. But it doesn't stop at medical missions – Affordable application of aviation technology may be able to economically impact underdeveloped nations by transforming aerial logistics.

Our goal is to deploy the SJX where its need is greatest, the regulatory hurdles are fewest, and the impact is life-altering. Although still in development, SJX may be able to provide once-isolated people of Papua New Guinea reliable transportation from the depths of the jungle to their capital city in 30 minutes, provide food for their families, and electricity for their village. We are devoting our resources to innovation that may provide unimaginable development opportunities in underdeveloped economies while also revolutionizing existing transportation in the developed world.

That is a just a taste of what might happen with universal access to aviation.

The People Behind the Project

A group of the uniquely intelligent people. Dedicated to pushing the limits of aviation and the technology around it. Not for the richest among us, but for the benefit of every man.



Alex Taylor Founder/CEO

Passion for drone technology, aircraft and UAV designer/engineer with systems design and aviation maintenance experience. Inventor and entrepreneur. 2020 Thiel Fellowship finalist.



L. Allen Heneveld CFO/COO/In-House Counsel

MBA (Duke), JD (George Washington), former CPA and Certified Growth Curve specialist. Allen has been working with disruptive businesses for over 35 years. He is an experienced and successful team & infrastructure builder.



Dr. John Rusek Director/Partner

PHD chemical engineer, Air War College graduate, civil servant for 30+ years and Professor of Aeronautics and Astronautics at Purdue University, inventor with broad commercialization experience. Co-owner of SWIFT Enterprises.



Luke Wilson CTO

Air frame and powerplant technician, aircraft avionics technician and inventor with experience in multi-spectral imaging, certified for experimental aircrafts..



WIND CRAFT X AVIATION | SJX |

Development Partners & Support

Production Partners

COMPOSITE BUILDERS Moving You Forward

Overview: A world class composites company building Team USA's sailing yacht and a private space program's rockets. They are committed to the development and commercialization of SJX.



Swift ENTERPRISES

Overview: A chemical energy lab in Lafayette Indiana run by John Rusek (Slide 10), an inventor and researcher with 40 years in aeronautics and energy technology development.

Development Support





MichiganUAS Michigan Unmanned Aerial Systems Consortium

Overview: The Michigan unmanned aerial systems consortium facilitates WCA's state grant funding and gives WCA access to military testing sites across the state.



AUTODESK.

Overview: Software products company that has provided WCA with two software licenses (CFD Ultimate and Autodesk Product Design and Manufacturing Collection) to help streamline product design and production system layouts by automating routine tasks, modeling product designs, and simulating product performance.

WIND CRAFT AVIATION | SJX | Timeline

Market and Technical Milestones & Goals


KEY
International Market Expansion
Domestic Market Expansion
Technology Firsts'
17'-20
RESEARCH, INVENT, DESIGN
PROTOTYPE SJX FIRST FLIGHT
LIPO FLIGHT TRAILS
FUEL CELLS COME ONLINE
HIGH SIERRA FLY-IN, PUBLIC DEMO
BEGIN INTERNATIONAL BETA PROGRAM WITH EARLY ADOPTERS
BEGIN DOMESTIC MARKETING INICIATIVES
SELL FUTURE PRODUCTION SLOTS
PRE-PRODUCTION MODEL PRIVATE SALES
CONCLUDE FOREIGN BETA PROGRAM, OPEN UP TO ALL CONTRACTING OPPORTUNITIES
BEGIN SBIR, DIRECT TO PHASE 2 BID WHILE ELIGIBLE
EXPAND INTERNATIONAL PRESENCE
DOMESTIC FAA LOGISTICS UAV WAIVER
DOMESTIC SUPPLY OPERATIONS
INTERNATIONAL MANNED OPERATIONS
PRODUCTION MODEL #2
DOMESTIC MANNED OPS
'20
'21
'22
'23
'24
BEGIN LIMITED PRODUCTION
PRE-PRODUCTION MODEL FINISHED
FINISH PRODUCTION MODEL AND FACTORY DESIGN
BEGIN SERIAL PRODUCTION
OPERATIONAL AND EXPANDING

Capital and Production Milestones & Goals

Phases of Production

Prototypes	Pre-Production	Serial
3 full scale test beds and 2 mock-ups.	50, for the foreign operations beta program, 120 total.	Organic growth from 700 units in 23' to 4,000 by 25'

Convertible notes have been the primary investment vehicle.

Debt Financing	Date	Amount	Interest Rate	Term	Valuation Cap
Common Stock*	Jul-20	$8,500	N/A	N/A	N.A
Convertible Note	Jun-Jul 2019	$15,250	10%	36 months	$5 M
Intern Promissory Notes	Feb-20	$7,500	5%	10 months	N/A
Convertible Note	Dec-19	$52,050	10%	36 months	$17.5 M
Promissory Note	Jan-19	$8,000	4.8%	24 months	N/A

*Issuance to company insiders

WCA also received a grant from PlanetM for $95,000 to further facilitate the research and development of its technologies. Funds are disbursed upon the achievement of specific milestones.

Use of Proceeds



WIND CRAFT VIΔTION

Aviation with an impact.

We believe our technology has potential implications that could go beyond the obvious and impact more sensitive areas, like the socio-economic progress in underdeveloped regions and stewardship of our environment.

But at the same time, we recognize the practical considerations of financially participating in the future of aviation. Even during a recession, we believe we have relevance, room for growth, and multiple potential market channels. In addition, the current "reset" will further expose the need for industry-accelerating technology like advancements in aviation.

We believe aviation is having a "penicillin moment," and it's an exciting time to be developing new technology in aerospace. If the prospect of an electric aircraft like SJX excites you and inspires a new vision for the future, then good. Because that's what we're doing, but not without additions to our team in the form of like-minded investors. If you think that might be you, then we'd love for you to join us in pioneering "aviation with an impact."

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.